Filed Pursuant to Rule 433

Registration Statement No. 333-272012-01

Relating to Preliminary Prospectus Supplement dated August 15, 2024 and

Prospectus dated May 17, 2023

BXP PRICES $850 MILLION OFFERING OF SENIOR UNSECURED NOTES

BOSTON, MA, August 15, 2024 – BXP, Inc. (NYSE: BXP) (“BXP”), the largest publicly traded developer, owner and manager of premier workplaces in the United States, announced today that its operating partnership, Boston Properties Limited Partnership (“BPLP”), has agreed to sell $850.0 million of 5.750% senior unsecured notes due 2035 in an underwritten public offering through J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, PNC Capital Markets LLC, TD Securities (USA) LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, as joint book-running managers. The notes were priced at 99.961% of the principal amount to yield 5.756% to maturity. The notes will mature on January 15, 2035, unless earlier redeemed. The offering is expected to close on August 26, 2024, subject to the satisfaction of customary closing conditions.

The estimated net proceeds from this offering are expected to be approximately $841.9 million. BPLP intends to use the net proceeds from the sale of the notes for the repayment of debt, which may include funding all or a portion of the redemption of the $850.0 million aggregate principal amount of BPLP’s 3.200% senior notes due 2025 that are scheduled to mature on January 15, 2025 (the “2025 Notes”). Pending such use, BPLP may invest the net proceeds in short-term, interest-bearing deposit accounts.

The impact of this offering was not previously reflected in BXP’s earnings guidance for third quarter and full year 2024. BXP estimates the offering will reduce third quarter and full year 2024 (1) net income attributable to common shareholders (EPS) by approximately $0.005 per share and $0.02 per share, respectively, and (2) diluted funds from operations (FFO) per share by approximately $0.005 per share and $0.02 per share, respectively, due to increased net interest expense associated with the offering.

BPLP has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents BPLP has filed with the SEC for more complete information about BPLP and this offering. You may obtain these documents for free by visiting EDGAR on the SEC

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website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related prospectus supplement from J.P. Morgan Securities LLC, 383 Madison Avenue New York, New York 10179, Attention: Investment Grade Syndicate Desk, Telephone: (212) 834-4533; Morgan Stanley & Co. LLC, 1585 Broadway, 29th Floor, New York, New York 10036, toll-free at 1-866-718-1649; TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, New York 10017, toll free at 1-855-495-9846; PNC Capital Markets LLC, 300 Fifth Ave. 10th Floor, Pittsburgh, PA 15222, or toll free at 855-881-0697 or email: pnccmprospectus@pnc.com; Truist Securities, Inc., 303 Peachtree Street, Atlanta, GA 30308 Attn: Prospectus Dept; Telephone (800) 685-4786; TruistSecurities.prospectus@Truist.com; and Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, at 800-645-3751 or email: wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

BXP, Inc. (NYSE: BXP) is the largest publicly traded developer, owner, and manager of premier workplaces in the United States, concentrated in six markets – Boston, Los Angeles, New York, San Francisco, Seattle, and Washington, DC. BXP has delivered places that power progress for our clients and communities for more than 50 years. BXP is a fully integrated real estate company, organized as a real estate investment trust (REIT). As of June 30, 2024, BXP’s portfolio, including properties owned by unconsolidated joint ventures, totaled 53.5 million square feet and 186 properties, including 10 properties under construction/redevelopment.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “will,” “expects,” “intends,” “estimates,” ”guidance” and similar expressions that do not relate to historical matters. These statements are based on our current plans, expectations, projections and assumptions about future events. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, trends, uncertainties and other factors which are, in some cases, beyond BXP’s control and could materially affect actual results, performance or achievements. These factors include, without limitation, BXP’s ability to satisfy the closing conditions to the pending transaction described above, as well as other risks and uncertainties detailed from time to time in BXP’s filings with the SEC. BXP does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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AT BXP

Mike LaBelle

Executive Vice President

Chief Financial Officer and Treasurer

mlabelle@bxp.com

Helen Han

Vice President, Investor Relations

hhan@bxp.com

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